SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated October 16, 2014 between
FACTORSHARES TRUST
and
FACTOR ADVISORS, LLC

As Amended June 12, 2015

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance the following fee schedule:

Fund	Rate
PureFunds ISE Cyber Security ETF	0.75%
PureFunds ISE Big Data ETF	0.75%
PureFunds ISE Mobile Payments ETF	0.75%

FACTORSHARES TRUST, on behalf of each Fund listed on Schedule A
By:   /s/ Samuel Masucci, III
Name: Samuel Masucci, III
Title: President

FACTOR ADVISORS, LLC
By:   /s/ Samuel Masucci, III
Name: Samuel Masucci, III
Title: CEO